UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2020 and 2019, and for the year ended December 31, 2020, and the schedules as of December 31, 2020, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller (Principal Accounting Officer)

Dated: June 22, 2021

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2020 AND 2019

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Navistar, Inc. Retirement Accumulation Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2006.

Chicago, Illinois

June 22, 2021

Navistar, Inc. Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2020	2019
Assets
Plan’s interest in Master Trust, at fair value	$1,137,428,728	$978,833,038

Other asset	—	19

Receivables
Participant contributions	1,958,590	1,742,054
Employer contributions	25,966,068	21,547,842
Notes receivable from participants	7,778,546	8,140,595

Total receivables	35,703,204	31,430,491

NET ASSETS AVAILABLE FOR BENEFITS	$1,173,131,932	$1,010,263,548

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020

Change in Plan’s interest in Master Trust (note C)	$171,081,054

Interest income on notes receivable from participants	402,577

Contributions
Participant	31,339,892
Employer Retirement	20,912,874
Employer Matching	6,489,529
Rollovers from other qualified plans	3,989,707

Total contributions	62,732,002

Benefits paid to participants	(71,456,035)
Administrative expenses	(531,423)

Increase in net assets prior to transfers	162,228,175

Transfers from other qualified plan within Master Trust, net	640,209

NET INCREASE	162,868,384

Net assets available for benefits
Beginning of year	1,010,263,548

End of year	$1,173,131,932

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan. The Plan was established January 1, 1996 and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In response to the pandemic outbreak of a novel coronavirus (COVID-19), the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts. Effective April 23, 2020, the Plan adopted provisions under the CARES Act related to distributions, loans and deferred loan repayments for those participants who qualified under the CARES Act.

Effective November 7, 2020, Navistar and TRATON SE (“TRATON”), the truck and bus unit of Volkswagen AG, reached a definitive merger agreement. TRATON currently owns approximately 17% of Navistar’s outstanding shares of common stock. Under the agreement, TRATON will acquire all of Navistar’s outstanding common shares that it does not currently own at a price of $44.50 per share. Navistar’s shareholders approved the transaction on March 2, 2021. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to be completed in mid-2021.

If the merger closes, all of Navistar common stock held in the Plan’s Navistar International Corporation Common Stock Fund (“Navistar Stock Fund”) investment option will be purchased for $44.50 per share and the Navistar Stock Fund will then be removed as an investment option in the Plan. On June 19, 2021, as required by section 101(i)(2)(E) of ERISA, the Plan notified Navistar that the Navistar Stock Fund will be permanently frozen and liquidated upon the closing of the merger. Although the actual closing date of the merger is uncertain and the consummation of the merger remains subject to regulatory approvals and the satisfaction of customary closing conditions set forth in the merger agreement, on June 19, 2021, the Plan also notified Navistar that in connection with the anticipated closing of the merger a blackout period is expected to begin at 1:00 p.m. Central Time on June 23, 2021 and end during the week of July 4, 2021 or as soon as administratively possible after the week of July 4, 2021 (the “Blackout Period”). Although the Blackout Period is expected to end during the week of July 4, 2021, this end date is subject to change, and could be a date that is earlier or later than the week of July 4, 2021.   During the Blackout Period, participants will not be able to engage in any transactions involving the Navistar Stock Fund. Any shares held in the Navistar Stock Fund upon the start of the Blackout Period will be converted to cash in conjunction with the merger closing and the participant’s share of the cash will be reinvested within the Plan in the respective American Funds Target Date Retirement Series fund based on the participant’s birthdate. In addition, after the Blackout Period begins, any investment elections for future contributions (including any loan repayments) in the Navistar Stock Fund will be mapped to the respective American Funds Target Date Retirement Series fund based on the participant’s birthdate.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Eligibility

Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.

Contributions and Vesting

Participant contributions may be made to the Plan on a pretax basis, a Roth basis, an after-tax basis, and/or any combination thereof. Those participants who were age 50 or older during the Plan year are permitted to contribute additional amounts on a pretax and/or Roth basis. Participant contributions may be elected at a minimum level of 1% of eligible compensation at any time. Total participant contributions cannot exceed 90% of eligible compensation. Participant contributions are limited to a prescribed IRC dollar limit; the additional contributions by participants who were age 50 or older are limited to a separate prescribed IRC dollar limit. Subject to Company approval, eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

New employees are automatically enrolled in the Plan at an employee pretax contribution rate of 6% of eligible compensation. In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.

The Plan permits, but does not require, the Company or its affiliates to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible compensation deferred as combined pretax and/or Roth contributions by the participant. Additional compensation deferred by a participant who is age 50 or older is not matched by the Company. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Company match contributions must be deposited at least annually; however, effective January 1, 2019, Company match contributions changed from being deposited annually to being deposited monthly without regard to whether the employee was employed by the Company as of the last day of that month or of that Plan year. Retirement contributions are deposited into participant accounts on an annual basis, as soon as administratively practical after the close of the Plan year. A participant who has terminated employment prior to the end of the calendar year for any reason except death, involuntary termination or “retirement” as defined under the Plan, will not receive any Company retirement contributions for that year.

Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.

Related to the COVID-19 pandemic, effective March 1, 2020, the Company match contributions was delayed until 2021. Company match contributions for March 2020 through December 2020 were deposited into participant accounts in February 2021. Monthly deposits of Company match contributions resumed beginning with the January 2021 contributions. In addition, effective with the first pay period beginning after September 1, 2020, the Company’s match rate was reduced from 50% to 25% of the first 6% of eligible compensation deferred by the participant for salaried employees only. The hourly employees match rate was unchanged. Effective with the first pay date after February 2, 2021, the Company’s match rate was restored to 50% for the salaried employees.

Non-vested Company matching and retirement contributions are forfeited when a participant terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2020 and 2019, forfeited non-vested accounts approximated $927,000 and $830,000, respectively. For the employer contributions recognized for the Plan year ended December 31, 2020, approximately $540,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2020 and 2019 consisted of funds classified as registered investment companies, collective trusts or Navistar common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. In addition, participant accounts are assessed a quarterly recordkeeping fee.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their pretax, Roth, after-tax and rollover account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime as of the date of loan origination, plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain assets in their account. Participants may only withdraw authorized pretax and Roth salary reduction contributions after attaining age 59 1⁄2, or on a hardship basis prior to attaining age 59 1⁄2. Participants may also withdraw earnings on authorized pretax and Roth salary reduction contributions after attaining age 59 1⁄2, or on a hardship basis prior to attaining age 59 1⁄2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan administrator.

If the vested balance is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until a later date. If the participant elects to receive a check and the check remains uncashed after 120 days, the Plan administrator will notify the participant that the check remains uncashed. Following an administrative period, if the check remains uncashed, the check will be void and the funds will be rolled over to an individual retirement plan designated by the Plan administrator.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - DESCRIPTION OF THE PLAN - Continued

Payment of Benefits - Continued

If the participant elects to defer commencement, the deferral generally cannot go beyond April 1 of the calendar year following the year in which the participant attains age 72 (or 70 1⁄2 if the participant turned 70 1⁄2 before January 1, 2020) or retires, whichever is later. At that time, the participant must begin to receive a required minimum distribution. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a required minimum distribution. Accounts may also be distributed as partial lump sums for those who are not subject to a mandatory distribution, subject to rules and limits established by the plan administrator in its discretion.

Administrative Fees

Certain Plan administrative expenses are paid by the Company and are not reflected in the Plan’s financial statements. All other administrative expenses of the Plan are paid by the Plan and charged to the participants’ accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The provisions of the ASU did not have a material impact on the Plan’s financial statement disclosures.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s interest in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Collective trusts: Valued at the net asset value (“NAV”) as provided by the administrator of the fund. The NAV is generally based on the fair value of the underlying assets owned by the trust, minus its liabilities, divided by the number of shares outstanding. As of December 31, 2020, collective trusts are classified as Level 2. As of December 31, 2019, collective trusts that invest in assets with observable inputs that reflect quoted prices in an active market are classified as Level 1 and all other collective trusts are classified as Level 2.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C - Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020 and 2019.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income (excluding notes receivables from participants) are recorded in the accompanying statement of changes in net assets available for benefits as change in Plan’s interest in Master Trust.

Participant Withdrawals

As of December 31, 2020 and 2019, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Transfers

Transfers between the Plan and the Navistar, Inc. 401(k) Plan for Represented Employees (“Represented Plan”) which participates in the Master Trust occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. Net transfers to the Plan for 2020 are $640,209.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE C - MASTER TRUST

Great West Trust Company, LLC (the “Trustee”) is the trustee for the Plan. All of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The following table presents the Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets as of December 31:

	2020		2019
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Collective trusts	$397,432,067	$336,372,818	$334,255,673	$280,956,266
Registered investment companies	904,860,362	778,202,897	796,145,453	671,231,293
Navistar common stock	27,222,737	22,853,013	34,006,264	26,645,479

Total investments, at fair value	$1,329,515,166	$1,137,428,728	$1,164,407,390	$978,833,038

The net investment earnings of the Master Trust for the year ended December 31, 2020, are summarized below:

Net appreciation in fair value of investments	$164,533,929
Dividend and interest income	37,023,707
Other income	353,927

$201,911,563

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020 and 2019:

2020	Level 1	Level 2	Level 3	Total
Collective trusts	$—	$397,432,067	$—	$397,432,067
Registered investment companies	904,860,362	—	—	904,860,362
Navistar common stock	27,222,737	—	—	27,222,737

Total assets, at fair value	$932,083,099	$397,432,067	$—	$1,329,515,166

2019	Level 1	Level 2	Level 3	Total
Collective trusts	$131,077,488	$203,178,185	$—	$334,255,673
Registered investment companies	796,145,453	—	—	796,145,453
Navistar common stock	34,006,264	—	—	34,006,264

Total assets, at fair value	$961,229,205	$203,178,185	$—	$1,164,407,390

The collective trusts generally provide daily redemption with written notice with the exception of the JPMCB Stable Asset Income Fund (the “JPMCB Fund”) valued at $159,204,270 and $129,163,221 as of December 31, 2020 and 2019, respectively. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment in the JPMCB Fund at contract value. Certain events may limit the JPMCB Fund’s ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the JPMCB Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the JPMCB Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the JPMCB Fund.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE D - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 16, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Master Trust has been amended since receiving the determination letter. However, the Plan administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

NOTE E - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE F - RELATED-PARTY TRANSACTIONS

Empower Retirement, an affiliate of the Trustee, is the record keeper as defined by the Master Trust and, therefore, transactions with Empower Retirement qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Navistar common stock. As of December 31, 2020 and 2019, respectively, the Master Trust held 619,262 and 1,175,061 shares of Navistar common stock, respectively, valued at $27,222,737 and $34,006,264. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option and are included in the net losses of the Master Trust.

NOTE G - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2020 through the date these financial statements were issued. Other than previously disclosed in Note A, there were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

			Current
Identity of issue	Description of investment	Cost**	value

*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$7,778,546

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.